Mail Stop 0407

      April 28, 2005


Jeffrey E. Ganek
Chairman and
  Chief Executive Officer
NeuStar, Inc.
46000 Center Oak Plaza
Sterling, Virginia  20166

	RE:  	NeuStar, Inc.
      Registration Statement on Form S-1
      Filed March 29, 2005
      File No. 333-123635

Dear Mr. Ganek:

      We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and various recapitalization information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.


2. We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by International Data Corporation. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.
3. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the
Division of Corporation Finance`s "Current Issues and Rulemaking Projects Outline."

Prospectus Cover
4. Tell us in your response letter why you believe the disclosure in the third paragraph is so material that it merits inclusion on the prospectus cover. In this regard, we note that you have prominently disclosed the restrictions on ownership and transfer in the prospectus summary.

Prospectus Summary, page 1
5. Please eliminate or explain technical and business jargon in the prospectus summary, and reduce the amount of jargon throughout the rest of the prospectus. Consider explaining when first used industry terms such as "neutral," "competitive churn," "standard interfaces," and "session initiation protocol" in clear concrete everyday language.
6. Revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. In addition, please minimize your use of acronyms. As one example, instead of defining infrequently-used terms such as short-messaging service as "SMS" or
Communications Industry Services group as "CIS," consider simply using the full term.
7. You can safely delete the second sentence of the italicized paragraph. A summary by its terms does not contain all of the information in the prospectus. In addition, please delete the fourth sentence of the italicized paragraph. Once you make your disclosure clear from the context, you will not need to define terms such as "we," "our" and "us."
8. Please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary.
Consider eliminating here, or significantly reducing, the industry background, demand drivers, strengths and strategy discussions, which are more appropriate for your business section. Also, please delete the summary risks section on page 6 as this information appears to be overly general and the actual risk factors begin on page 10. Further, as part of your revisions, ensure that you provide a balanced discussion in the summary by briefly discussing, where you suggest a superlative characteristic of your services or products, your basis for such suggestion. For example, where you indicate that your clearinghouse services are "essential" and that your directories are "authoritative" and "manage virtually all telephone area codes and numbers," explain here how you determined this.
9. We note your disclosure on pages 5 and 6 that you "anticipate that
[you] will receive conversion elections from holders of [_] % of [y]our outstanding common stock ... immediately prior to the closing of this offering." Please disclose here why you anticipate this, including whether you have any agreements with the holders concerning the elections.

Summary of the Offering, page 7
10. Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

Risk Factors, page 10

	General
11. Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, you have risk factor captions that merely state a fact about you, such as "The market for certain of our addressing, interoperability, and infrastructure services is competitive" on page 13, or allude to a speculative future event, such as "Our potential expansion into international markets may be subject..." on page 15. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties.
12. Also, avoid generic conclusions in your risk factors that a risk could have an adverse effect on you. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. For example, in the risk factor beginning "Security breaches could adversely affect our business" on page 10, please describe whether you have experienced breaches in the past and how such breaches impacted your business and results of operations, to assist investors in assessing the likelihood and magnitude of the risk. This is only one example. Please revise throughout.
13. Tell us in your response letter what consideration you have given to including a risk factor concerning the unavailability of net operating loss carryforwards and deferred tax benefits in 2005 and future years. We note your disclosure on page 34.

Our seven contracts with North American Portability Management..., page 11
14. We note your sentence "Furthermore, any of these contracts could
be terminated in advance of its scheduled expiration date in limited
circumstances, most notably if we are in default." Please explain whether, by "default," you mean default only of the terms of the particular agreement with North American Portability Management, and not other agreements, such as, for instance, any debt or customer agreements.
15. We note your disclosure regarding the risk of possible modifications to your agreements. Please briefly disclose the 2003 amendments of these agreements, including the reduction in the transaction fee and the grant of credits totaling $22 million.

Certain of our other contracts may be terminated..., page 12
16. Explain how the termination of each of the contracts presents a particular risk. Include in your explanation how important each contract is to your overall business, and in the case of the "National Pooling Administrator," note what pooling means to the extent it conveys what services you provide under the contract.

Failure to comply with neutrality requirements could result in loss..., page 12
17. Revise to note here what you mean by "certain neutrality requirements." Also, provide recent examples of any fines and/or corrective actions that have been imposed on you as a result of any noncompliance with these requirements.

	Shares eligible for future sale..., page 18
18. Tell us in your response letter whether you have lock-up agreements with the employees and former employees that are not affiliates and what the material terms of such agreements are.

Dilution, page 26
19. Please quantify the dilution to new investors if the underwriters fully exercise their over-allotment option.
20. Please quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options and warrants.

Management`s Discussion and Analysis, page 29
	General
21. Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company. In this regard, we note your risk factor on page 16 regarding the increase in costs as a result of becoming a public company.
22. It appears from your disclosure on page 26 that the recapitalization will impact your net tangible book value.
Discuss
in detail the recapitalization transactions, your accounting for the recapitalization, and how you expect it will impact your financial position and future results of operations.

		Consolidated Results of Operations, page 35

		Revenue, page 36
23. We refer to your revenue recognition policy discussion on page
30
where you discuss multiple distinct revenue streams. Expand your results of operations disclosure to discuss not only the changes in the three general revenue categories, but also the changes in each distinct type of service revenue that is included within the three general revenue categories. Identify and individually quantify the factors underlying each material change.

      Liquidity and Capital Resources, page 42
24. Please state here, and on pages 6 and 78, the amount of the dividend to be paid to the preferred stockholders.

	Debt and Credit Facilities, page 43
25. Discuss in quantified detail your accumulated dividend payment obligation associated with the preferred stock. Also include this payment obligation in the table on page 43.

Business, page 45

	General
26. To assist investors in understanding how your business operates, please illustrate, in a very basic fashion, how a typical customer uses each of your general services.

Benefits of Our Clearinghouse, page 46
27. We note your statement "Our clearinghouse services depend on complex technology that is designed to deliver reliability up to 99.999%." Indicate on what basis you have determined such reliability. Also explain what you mean by "36 measured and audited service levels."
28. Please explain what you mean by "We provide operationally essential, shared resources in a competitively neutral way" on page
46.

Operations, page 52
29. Explain what you mean on page 53 by "Platinum Level" service contracts.

Research and Development, page 54
30. We note your statement "Our first focus in research and development is to innovate." Tell us in your response letter what consideration you have given to including research and development disclosure in accordance with Item 101(c)(xi) of Regulation S-K. Also tell us in your response letter what consideration you have given to intellectual property disclosure in accordance with Item 101(c)(iv) of Regulation S-K.

Management, page 62
	Aggregated Option Exercises and Fiscal Year-End Option
Values,
page 67
31. State on what basis you have assumed a market value of $11.75 per share.


Change in Control Arrangements, page 68
32. Please indicate when the options normally would vest if their vesting were not accelerated under the agreements due to a change in control.

Description of Capital Stock, page 80
33. Include the disclosure required by Item 201(b) of Regulation
S-K.
Note that you should provide the information as of a recent date.

Potential Claims Related to Our Options, page 84
34. Please describe the particular information you did not supply to the employees for compliance with the requirements of Rule 701. State plainly that the shares/options were issued in violation of
Section 5 of the Securities Act.
35. We note your statement "In addition, we did not make certain required filings and comply with other requirements, including similar information requirements, in certain states to qualify the issuance of our options under the securities laws in those states."
Please revise to state the particular filings and states.

Shares Eligible for Future Sale, page 85
36. Please indicate who "some of our other stockholders" are that signed the lock-up agreements and how much of your stock that they own. Similarly revise the related disclosure on page 91 in your underwriting section.

Underwriting, page 90
37. Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.
38. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.
39. Please explain to us the mechanics of the directed share program, and provide us with copies of all materials that you will provide to potential purchasers of any shares in the directed share program, and any communications you will have with potential purchasers, including emails. Your supplemental explanation should include, but not be limited to, the following details:

* How the prospective recipients and number of reserved shares are determined;
* How and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used;
* The procedures investors must follow in order to purchase the offered securities, including how and when any communications or funds are to be received by the underwriter or the company;
* The process for confirmation and settlement of sales to directed share purchasers;
* Whether directed share purchasers are required to establish accounts before the effective time, and, if so, what if any funds are put in newly-established brokerage accounts before the effective date;
* The relationship between the funds deposited into new accounts and the expected price for the shares allocated to the directed share purchaser; and
* Whether and how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us with copies of all written communications with prospective purchasers about the directed share program.
40. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe in your response letter to us their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures.

      Briefly describe any electronic distribution in the filing.

Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use
	of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed the procedures, please confirm this, and tell us if the procedures have been changed or revised subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

 We may have further comments.

Financial Statements

		Consolidated Statements of Operations, page F-5
41. It appears that the caption "Cost of revenue" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. Please revise your presentation to comply with SAB 11:B. Otherwise, please advise us in your response letter.

		Note 2. Summary of Significant Accounting Policies

		Unaudited Pro Forma Financial Information, page F-9
42. It appears your pro forma earnings per share data should also give effect to the stock split disclosed on page 24, please revise and advise us.
43. Please quantify on page F-9 the amount of accrued and unpaid dividends and disclose where the amount is reported in your balance sheet.

		Restricted Cash, page F-10
44. It appears your customer credit and lease obligations may be long-term in nature. Please explain to us in your response letter your basis in GAAP for reporting restricted cash as a current asset in the balance sheet and clarify your disclosure. Refer to the guidance in paragraph 6 of ARB43, Chapter 3A.



Derivatives and Hedging Activities, page F-10
45. Notwithstanding the insignificance of the fair value of the interest rate swap agreement, fully comply with the disclosure requirements of paragraphs 44 and 45 of SFAS No. 133.

		Goodwill, page F-12
46. Tell us in your response letter how many reporting units you have and how you identified these reporting units under the guidance in SFAS 142. As part of your response, please clarify what you mean by
"operating units" in the last paragraph on page F-26.

		Revenue Recognition

		General
47. We note that you have several contracts in which you recognize revenue ratably over the term of the contract. Clarify what you mean by "ratably" in each of these instances and tell us in your response letter why you believe it is appropriate to recognize revenue in this manner.

		Addressing, page F-13
48. We note that you use the proportional performance method to recognize revenue under your cost-plus contract to serve as the National Pooling Administrator. Please explain to us in your response letter in more detail the nature of the services you provide under this contract and explain to us your GAAP basis for recognizing the revenue in this manner. Tell us if this contract involves a specified number of defined acts and, if so, explain the nature of these acts. Also, tell us why it is not appropriate to utilize a straight line methodology.

		Interoperability, page F-14
49. Based on your discussion of order management services, it appears that you enter into arrangements where you provide multiple services to the customer. Explain to us your consideration of EITF 00-21, Revenue Arrangements with Multiple Deliverables for these arrangements.

		Significant Contracts, page F-14
50. Refer to your discussion of your pricing discounts and explain to us in your response letter why you do not recognize these credits as a reduction to revenue throughout the year based on a systematic allocation of the cost of honoring these credits to each of the underlying revenue transactions that result in progress by the customers toward earning the credits. Disclose in sufficient detail how both the annual and the aggregate pricing discounts are determined and explain to readers how you account for them. Refer to
Issue 6 of EITF 01-09 for guidance.

	Basic and Diluted Net (Loss) Income Attributable to Common
Stockholders per
	Common Share, page F-17
51. We note on page F-34 that you granted nonvested stock on July
19,
2004 however; it does not appear that you included this nonvested stock in your diluted EPS calculation for 2004. In accordance with paragraph 20 of SFAS 128, please revise your 2004 dilutive EPS calculation to include the effect of this nonvested stock.

		Segment Information, page F-19
52. We note that you consider yourself to operate in one business segment. Given the separate, distinct services that you offer, it is unclear to us how your chief operating decision maker does not review financial information separately for each of these services. Please identify for us in your response letter your chief operating decision-maker and explain to us what information he reviews when making decisions about resources to be allocated and when assessing performance. To assist us in our understanding of your operations, please provide us an organizational chart of the company that identifies the various levels of management and summarizes their responsibilities.
53. In accordance with paragraph 37 of FAS 131, disclose your revenues for each service or each group of similar services.
Based
on your revenue recognition disclosure on pages F-13 and F-14, it appears that your services are as follows:
* Services provided under the North American Numbering Plan
Administrator contract
* Services provided under the National Pooling Administrator contract
* Allocation of pooled blocks of telephone numbers
* Internet domain registrations
* Common short code services
* Wireline and wireless number portability services
* Order management services (including customer set-up and implementation)
* Network management services
* Connection fees

If you believe that any of the above services are similar and can be combined in accordance with paragraph 37, explain to us in detail in your response letter how you arrived at that conclusion.

		Note 10. Commitments and Contingencies, page F-26

		Contingencies, page F-26
54. We note your disclosure that you are not a party to any lawsuit that is likely to have a material adverse effect on your financial statements. Does this mean that it is reasonably possible that a lawsuit will have a material adverse effect on your financial statements? If so, please provide the disclosures required by paragraph 10 of SFAS No. 5. To this effect, we note your legal proceedings disclosure on page 61.

		Note 11.  Restructuring Charges

		Closure of Excess Facilities, page F-27
55. Explain to us in detail in your response letter how you accounted for the excess facilities relating to lease terminations and excess lease costs. Do you still record rental expense for the lease payments made (net of sublease income) on these closed facilities? If so, why? To this extent, we note your statement in your Operating
Leases footnote that rent expense is net of sublease income for the years ended December 31, 2002, 2003 and 2004.

		Note 14.  Preferred Stock, page F-30
56. Please clarify for us in your response letter how you
accounted
for your various classes of preferred stock and tell us how you determined the carrying value of each as shown on the balance sheet
as of 12/31/04.    Reference all authoritative, pertinent
accounting
guidance that supports your treatment in your response.


		Note 16. Stock Option Plans, page F-32
57. In the next amendment revise your stock option footnote to disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:
* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).
* Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

* If the valuation specialist was a related party, disclose a statement to that fact.

Further, if applicable, disclose in your management`s discussion and analysis the intrinsic value of outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance-sheet date presented in the registration statement.

In addition, if you did not use a contemporaneous valuation to determine the fair value of your common stock, we note that the board of directors must have relied on alternative means for determining the fair value of your common stock. If so, please revise management`s discussion and analysis to disclose the following:
* A discussion of the significant factors, assumptions, and methodologies used in determining fair value as noted in your responses
* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price

* The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

		Note 20. Quarterly Financial Information (Unaudited), page
F-35
58. Explain in a footnote to the quarterly data the reason(s) for the significant decrease in income from operations in the fourth quarters of 2003 and 2004, and advise us. You should also discuss in management`s discussion and analysis.


Recent Sales of Unregistered Securities, page II-2
59. Please clarify whether the securities issued in 2003 in reliance upon Rule 506 were connected to the Nightfire Software acquisition and account for the difference in amounts of shares stated on pages
34 and II-2.

Exhibits
60. To the extent you have not done so, file as exhibits to your registration statement all of the contracts with North American Portability Management LLC that you mention on page 11 in the risk factors.
61. File the receivables facility agreement described on page 43 and the Verizon agreement that you mention on page 54 as exhibits or tell us in your response letter why you are not required to do so.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Adam Washecka, Staff Accountant, at (202)
551-
3375, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or Albert Pappas, Senior Staff
Attorney,
at (202) 551-3378, with any other questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (202-530-9598)
      Stephen I. Glover, Esq.
	Gibson, Dunn & Crutcher LLP

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Mr. Ganek
NeuStar, Inc.
April 28, 2005
Page 14